Exhibit 12.1

PRUDENTIAL FINANCIAL, INC.

RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31, 2015	Year Ended December 31,
		2014	2013	2012	2011	2010
Earnings:
Income (loss) from continuing operations before income taxes (1)	$2,735	$1,715	$(1,712)	$737	$5,191	$4,233
Less:
Undistributed income (loss) of investees accounted for under the equity method	66	134	223	107	286	100
Interest capitalized	—	—	—	—	—	—

Adjusted earnings	2,669	1,581	(1,935)	630	4,905	4,133

Add fixed charges:
Interest credited to policyholders’ account balances	1,233	4,263	3,111	4,234	4,484	4,209
Gross interest expense (2)	326	1,934	1,419	1,389	1,315	1,224
Interest component of rental expense	19	75	85	96	93	69

Total fixed charges	1,578	6,272	4,615	5,719	5,892	5,502

Total earnings plus fixed charges	$4,247	$7,853	$2,680	$6,349	$10,797	$9,635

Ratio of earnings to fixed charges (3)	2.69	1.25	—	1.11	1.83	1.75

(1)	Excludes earnings attributable to noncontrolling interests.
(2)	Interest expense on short-term and long-term debt, including interest expense of securities businesses reported in “Net investment income” in the Consolidated Statements of Operations, capitalized interest and amortization of debt discounts and premiums. Interest expense does not include interest on liabilities recorded under the authoritative guidance on accounting for uncertainty in income taxes. The Company’s policy is to classify such interest in income tax provision in the consolidated statements of operations.
(3)	Due to the Company’s loss for the twelve months ended December 31, 2013, the ratio coverage was less than 1:1 and is therefore not presented. Additional earnings of $1,935 million would have been required for the twelve months ended December 31, 2013, to achieve a ratio of 1:1.